Press Information

FOR IMMEDIATE RELEASE
NASDAQ SYMBOL MXIM

Contact: Mark Casper, Associate General Counsel
(408) 737-7600

MAXIM PROVIDES UPDATE ON NASDAQ LISTING MATTERS

SUNNYVALE, CA–July 9, 2007–Maxim Integrated Products, Inc. (NASDAQ: MXIM) announced that it has submitted a request to the Board of Directors of The Nasdaq Stock Market, LLC ("Nasdaq") requesting that it exercise its discretion under Nasdaq Marketplace Rule 4809 to stay any future action to suspend trading of Maxim's common stock on Nasdaq. Specifically, Maxim requested the Board of Directors of Nasdaq for additional time within which to complete and file its past due periodic reports with the Securities and Exchange Commission ("SEC") and to allow continued listing of its common stock on Nasdaq during this period.

Maxim also received a Nasdaq Staff Determination Letter on July 3, 2007 stating that Maxim failed to comply with Nasdaq requirements to hold an annual meeting of shareholders within one-year from the end of its fiscal year 2006, to solicit proxies and to provide proxy statements to Nasdaq during this period. These requirements are set forth in Nasdaq Marketplace Rules 4350(e) and 4350(g). Maxim has been unable to engage in proxy solicitation activity and to hold an annual meeting of stockholders at which directors are to be elected due to its inability to provide an annual report to shareholders that must contain audited financial statements. The required audited financial statements are currently unavailable due to the pending restatement of certain of its historical financial statements as a result of its stock option inquiry.

Maxim intends to file its Forms 10-K and 10-Q and restatements to past financial statements and to become current in its filings with the SEC as soon as practicable.

About Maxim
Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real world signal processing.

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Except for statements of historical fact, the statements in this press release are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements regarding the Company's intention to file its Forms 10-K and 10-Q, and restatements to past financial statements and to become current in its filings with the SEC as soon as practicable. The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. The potential risks and uncertainties include, among others, the fact that the SEC inquiry relating to the Company's historical stock option grants and practices is ongoing, that Maxim is unable to predict with certainty when it may be able to file any future SEC reports; uncertainty of the Company's ability to file the required reports with the SEC within the timeframes necessary to prevent delisting of its common stock on Nasdaq; the risk that the review undertaken by the United States Attorney for the Northern District of California relating to the Company's historical stock option grants and practices is ongoing; the risk that the matters described in this press release could divert management's attention from operations; and the fact that expenses arising from the independent stock review and inquiries made by governmental agencies, the restatement, related litigation and other associated activities are expected to be significant.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

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